FORM 8-A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Compliance Systems Corporation
(Exact name of registrant as specified in its charter)

Nevada	20-4292198
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

50 Glen Street, Glen Cove, New York	11542
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common stock, par value $0.001 per share

Introductory Comment - Use of Terminology

Throughout this Registration Statement on Form 10-A, the terms the “Company,” “we,” “us” and “our” refers to the registrant, Compliance Systems Corporation.

Item 1.	Description of Registrant’s Securities to be Registered.

General

Our authorized capital stock currently consists of 2 billion shares of common stock, par value $0.001 per share (our “common stock”), of which 281,761,662 shares were issued and outstanding as of June 10, 2010, and 10 million shares of preferred stock, par value $0.001 per share (our “serial preferred stock”), of which a total of 5,578,569 shares were issued and outstanding as of June 10, 2010.  Our serial preferred stock is issuable in series, of which 2.5 million shares have been designated and are authorized to be issued as Series A Senior Convertible Voting Non-Redeemable Preferred Stock (the “Series A Preferred Stock”), 1.5 million shares have been designated and are authorized to be issued as Series B Senior Subordinated Convertible Voting Preferred Stock (our “Series B Preferred Stock”) and 2 million shares have been designated and are authorized to be issued as Series C Senior Subordinated Convertible Voting Redeemable Preferred Stock (the “Series C Preferred Stock”).  There are 2,293,750 shares of Series A Preferred Stock issued and outstanding, 1.25 million shares of Series B Preferred Stock outstanding and 1,828,569 shares of Series C Preferred Stock outstanding, each as of June 10, 2010.

The market prices for our common stock is quoted on the Over-the-Counter Bulletin Board (the “OTC BB”) maintained by the Financial Industry Regulatory Authority, Inc. (“FINRA”).  The trading symbol for our common stock is “COPI.BB".

Voting Rights

Each holder of our common stock is entitled to one vote for each share owned of record by such holder on all matters submitted to a vote of our stockholders, including the election of directors.  Each holder of our outstanding serial preferred stock have the right to cast, on each matter to be voted upon by our stockholders, 100 votes for each share of our serial preferred stock owned by such holder.  Under our certificate of incorporation and bylaws, our stockholders do not have any cumulative voting rights.  Because  of this, the holders of a majority  of  the  shares  of  our common  stock entitled to vote in any election of directors  can  elect all of the directors standing for election, if they should so  choose.

Dividends

Subject to preferences that may be applicable to any of our serial preferred stock then outstanding, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.  We have never paid dividends on our common stock and do not have current plans to do so in the foreseeable future.  Dividends on our common stock are subordinated to dividend and liquidation rights of the holders of our serial preferred stock and the rights of the holder of a secured convertible debenture in the principal amount of $1.765 million.

Liquidation

In  the event we liquidate, dissolve or wind up, holders of our common stock will be entitled  to  share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction  of  any  liquidation  preferences  granted  to  the  holders of any outstanding  shares  of  our preferred  stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, or subscription rights.  There are no redemption or sinking fund provisions applicable to our common stock.  The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our serial preferred stock whether existing at the time of the issuance of shares of our common stock or issued at any in the future.

Fully Paid and Non-Assessable

All outstanding shares of our common stock are fully paid and non-assessable.

Serial Preferred Stock

Our board of directors is authorized by our certificate of incorporation to issue up to 10 million shares of one or more series of our serial preferred stock.  Our board has authorized for issuance an aggregate of 6 million shares that have been, or may in the future be, issued as our Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock.  Accordingly, our board has the remaining power to designate one or more series of additional serial preferred stock and to issue of up to 4 million shares of our serial preferred stock in the future.  Our board does not have any present plans to authorize the issuance of any such shares.  In the event that our board does determine to issue shares of our serial preferred stock, it will exercise its discretion in establishing the terms of such serial preferred stock.  In the exercise of such discretion, our board may determine the voting rights, if any, of the series of our serial preferred stock being issued, which could include the right to vote separately or as a single class with our common stock and/or other series of serial preferred stock; to have more or less voting power per share than that possessed by our common stock or other series of serial preferred stock; and to vote on certain specified matters presented to our stockholders or on all of such matters or upon the occurrence of any specified event or condition.  On our liquidation, dissolution or winding up, the holders of serial preferred stock may be entitled to receive preferential cash distributions fixed by our board when creating the particular series before the holders of our common stock are entitled to receive anything.  Our serial preferred stock, as authorized by our board, could be redeemable or convertible into shares of our common stock or any other class or series of our capital stock.

The issuance of serial preferred stock by our board of directors could adversely affect the rights of holders of our common stock by, among other things, establishing preferential dividends, liquidation rights or voting powers.  The issuance of serial preferred stock also could be used to discourage or prevent efforts to acquire control of our company through the acquisition of shares of our common stock.

Item 2.	Exhibits.

The following exhibits are being filed as part of this Registration Statement on Form 10-A.

Exhibit
Number	Exhibit Description
3.1
Composite of Articles of Incorporation of Compliance Systems Corporation, as amended to date.  [Incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2008.]

3.2
Bylaws of Compliance Systems Corporation (f/k/a GSA publications, Inc.), as amended to date.  [Incorporated by reference to Exhibit 3.2(iii) to our Registration Statement on Form SB-2, filed with the SEC on May 12, 2006.]

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: June 14, 2010	Compliance Systems Corporation

	By:	/s/ Dean R. Garfinkel
Dean R. Garfinkel, President